MDS Nordion
    Science Advancing Health



                                                      13 March, 1998



Food Technology Service, Inc. (FTSI)
502 Prairie Mine Road
Mulberry
Florida, 33860, U.S.A.

Attention:   Mr. Pete Ellis/President and CEO

Dear Sir:

Further to our recent discussions, this letter confirms that the conversion rate that has been agreed to for loans to the company since August 1, 1997 in the amount of US$300,000.00 would be at 70% of the closing price on the last trade date prior to exercise of the conversion right. This conversion rate will apply to such amounts in lieu of the US$0.80 described in the previous correspondence provided when each advance was provided. The loans are otherwise in accordance with the prior arrangements with respect to security and other matters.

Yours truly,


Frank M. Fraser
Vice President
Market Development Division


The foregoing is acknowledged and agreed this 13th day of March 1998.


     FOOD TECHNOLOGY SERVICE, INC.



by:
     Pete Ellis, President & CEO


cc:  Brian Gilhooly
     Ben Butler
     N. Gotfrit